UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
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                                 (CUSIP Number)

                     Brian Lucareli , Senior Vice President
                                c/o Johnson Bank
                                 555 Main Street
                                    Suite 260
                             Racine, Wisconsin 53403
                                 (262) 619-2912


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------            --------------------------------

CUSIP NO. 479254 10 4                                  PAGE 2 OF 6 PAGES
------------------------------------            --------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Johnson Bank
           39-1141446

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  [  ]
    2      (See Instructions)                                          (B)  [  ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           Not applicable
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [  ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
NUMBER OF SHARES             7        SOLE VOTING POWER        119,504 shares(1)
BENEFICIALLY OWNED BY EACH   -------- ------------------------------------------
REPORTING PERSON WITH        8        SHARED VOTING POWER      502,929 shares(2)
                             -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER   119,504 shares(1)
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER 502,929 shares(2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           622,433 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [  ]
           EXCLUDES CERTAIN SHARES (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.18% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           BK
---------- ---------------------------------------------------------------------

     (1) Includes 47,780 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Includes 84,836 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004.

                                  SCHEDULE 13D

------------------------------------            --------------------------------

CUSIP NO. 479254 10 4                                  PAGE 3 OF 6 PAGES
------------------------------------            --------------------------------

         THIS SCHEDULE 13D is filed by the Johnson Bank (as successor by merger to the Johnson Trust Company effective as of July 1, 2003) (the "Reporting Person"). This Schedule 13D replaces and amends Amendment No. 9 to Schedule 13G filed by the Reporting Person on February 14, 2003.

ITEM 1.           SECURITY AND ISSUER.

         Class A Common Stock, par value $.05 per share
         Johnson Outdoors Inc. (the "Company")
         555 Main Street
         Racine, Wisconsin 53403

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (b)         Johnson Bank
                           555 Main Street
                           Racine, Wisconsin  53403

         (c)      Not applicable.

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) State of Organization: Delaware.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person initially acquired its shares of the Class A Common Stock and Class B Common Stock for investment purposes. The Reporting Person serves as trustee for various trusts (including certain trusts established by members of the Johnson family) (each individually a "Trust" and collectively, the "Trusts"), which Trusts beneficially own either Class A Common Stock, Class B Common Stock, or both.

         On February 20, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold had submitted a non-binding proposal to acquire the outstanding shares of the Company not already owned by them or any member of their family or entities controlled by them. On March 19, 2004, the Company issued a press release to announce that Samuel C. Johnson and Helen P. Johnson-Leipold extended their non-binding proposal for an additional sixty days. The Reporting Person is a company affiliated with members of Mr. Johnson's and Ms. Johnson-Leipold's extended family. At this time, the Reporting Person is considering its alternatives with respect to the non-binding proposal and how such alternatives may affect its stockholdings in the Company. These alternatives may include one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                  PAGE 4 OF 6 PAGES
------------------------------------            --------------------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Johnson Bank                 119,504 (1)           502,929 (2)            622,433 (1)               7.18% (1)(2)(3)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

     (1) Includes 47,780 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Includes 84,836 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of the Company outstanding as of
         January 31, 2004, as reported on the Company's Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004.


         The Reporting Person shares voting and dispositive power with respect to certain shares with H. Fisk Johnson and Helen P. Johnson-Leipold. Certain information with respect to such persons is set forth below:

------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
H. Fisk Johnson                                         Chairman                         S.C. Johnson & Son
555 Main Street                                   Chairman of the Board                   1525 Howe Street
Racine, WI  53403                                                                       Racine, WI 53403-2236

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
Helen P. Johnson-Leipold                      Chairman and Chief Executive              Johnson Outdoors Inc.
555 Main Street                                  Officer of the Company.
Racine, Wisconsin  53403

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e).  Not Applicable.

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                  PAGE 5 OF 6 PAGES
------------------------------------            --------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is a party to the Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement (the "Voting Trust Agreement") and serves as "Depository" under the Voting Trust Agreement. Imogene P. Johnson serves as Voting Trustee under the Voting Trust Agreement. The Voting Trust Agreement provides for the creation of a Class B Common Stock Voting Trust (the "Voting Trust"), whereby certain members of the Johnson Family (as defined in the Voting Trust Agreement) and certain trusts of the Johnson Family deposited shares of the Company's Class B Common Stock into the Voting Trust in exchange for an equal number of Voting Trust units. The Voting Trust holds a total of 1,037,330 shares of Class B Common Stock for the benefit of certain members of the Johnson Family and is intended to further protect and promote the mutual interests of the Johnson Family and to provide the framework for continuity of management of the Company. The Voting Trust Agreement does not confer upon the Reporting Person, in its capacity as Depository thereunder, sole or shared voting or dispositive power with respect to the shares deposited in the Voting Trust. None of the 132,616 shares of Class B Common Stock shown as beneficially owned by the Reporting Person in Item 5 have been deposited in the Voting Trust.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 99.1 The Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement.

         Exhibit 99.2 Letter to the Board of Directors of the Company, dated as of February 20, 2004, delivered by Samuel C. Johnson and Helen P. Johnson-Leipold (incorporated by reference to Exhibit 99.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 20,
                        2004).

         Exhibit 99.3 Extension Letter to the Board of Directors of the Company, dated as of March 19, 2004, delivered by Samuel
                        C. Johnson and Helen Johnson-Leipold (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to the
                        Schedule 13D filed by Samuel C. Johnson and Helen Johnson-Leipold on March 19, 2004).

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                  PAGE 6 OF 6 PAGES
------------------------------------            --------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Johnson Bank


Dated:        April 20, 2004                  /s/ Brian Lucareli
        ----------------------------          ----------------------------------
                                              By: Brian Lucareli
                                              Title: Senior Vice President

                                                                    EXHIBIT 99.1

                       JOHNSON WORLDWIDE ASSOCIATES, INC.

                              CLASS B COMMON STOCK

                             VOTING TRUST AGREEMENT

                                      INDEX

                                                                         Page
  1.   PURPOSE AND TRANSFER OF SHARES BY SHAREHOLDERS  . . . . . . . . .    1
  2.   VOTING TRUST CERTIFICATES OF BENEFICIAL INTEREST  . . . . . . . .    2
  3.   AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
  4.   DEFINITIONS, TRANSFERS AND RECORD OWNERSHIP . . . . . . . . . . .    3
  5.   TERMINATION PROCEDURE . . . . . . . . . . . . . . . . . . . . . .   13
  6.   DIVIDENDS ON SHARES . . . . . . . . . . . . . . . . . . . . . . .   13
  7.   SUBSCRIPTIONS TO NEW SHARES OR SECURITIES . . . . . . . . . . . .   14
  8.   REDEMPTION OR PURCHASE OF ITS OWN SHARES BY CORPORATION;
       DISSOLUTION OF CORPORATION  . . . . . . . . . . . . . . . . . . .   15
  9.   REORGANIZATION OF CORPORATION . . . . . . . . . . . . . . . . . .   17
  10.  RIGHTS AND POWERS OF VOTING TRUSTEE . . . . . . . . . . . . . . .   17
  11.  VOTING TRUSTEE  . . . . . . . . . . . . . . . . . . . . . . . . .   19
  12.  TERM  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
  13.  SUCCESSOR DEPOSITORY  . . . . . . . . . . . . . . . . . . . . . .   23
  14.  MEETINGS OF CERTIFICATE HOLDERS . . . . . . . . . . . . . . . . .   24
  15.  VOTING TRUSTEE AS SHAREHOLDER . . . . . . . . . . . . . . . . . .   24
  16.  FUNCTION AND LIABILITY OF DEPOSITORY  . . . . . . . . . . . . . .   25
  17.  NOTICE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
  18.  AMENDMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
  19.  BENEFIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
  20.  GOVERNING LAW . . . . . . . . . . . . . . . . . . . . . . . . . .   26
  21.  EXECUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

                             VOTING TRUST AGREEMENT

            VOTING TRUST AGREEMENT ("Agreement") made at Racine, Wisconsin on ______________________ by and among Imogene P. Johnson, as Voting Trustee, Johnson Worldwide Associates, Inc., a Wisconsin Corporation (the "Corporation"), the undersigned Shareholders of the Corporation ("Shareholders") and Johnson Heritage Trust Company, a Wisconsin Corporation, as depository ("Depository").

            WHEREAS, the Corporation is a corporation organized and existing under the laws of the State of Wisconsin authorized to issue shares of Class B common stock consisting of 3,000,000 shares of Class B Common stock, $.05 par value.

            WHEREAS, the Shareholders deem it to be in their mutual interests and in those of the Corporation to form this Voting Trust and to lodge certain voting authority with the Voting Trustee in order to protect and promote those interests in the Corporation; to obtain competent, professional, effective management of the Corporation in that individual or in those individuals having managerial and business experience, knowledge of the Corporation and its constituent businesses, and leadership and executive ability; and to give such individual or individuals assurance of the unified support of the parties hereto, and

            WHEREAS, the Voting Trustee has consented to act under this agreement for the purposes herein provided.

            NOW, THEREFORE, in consideration of the premises it is agreed as follows:

       1.   PURPOSE AND TRANSFER OF SHARES BY SHAREHOLDERS

            A. This Voting Trust is created by the Shareholders to further protect and promote their mutual interests and those of the Corporation, given diverse holdings of voting shares and certain voting rights given to holders of Class A common shares. To aid in achieving these ends, and to provide the framework for continuity of management, the Shareholders are joining together to create this Voting Trust and are granting to the Voting Trustee certain powers and prerogatives regarding certain aspects of the voting of their shares. It is the intention of the Shareholders, and this Agreement is and shall be at all times subject to the continuing acceptance by the Voting Trustee and his or her successors of this principle, that the Voting Trustee and his or her successors will at all times, in the reasonable exercise of the powers and authority derived herefrom, act in the best interests of the Corporation and of the parties hereto and their respective successors in interest and transferees, with a view toward preserving the relationship, both as to their traditional ownership and their ongoing economic interest between such parties and the business or businesses now being conducted by or through the Corporation, or which shall be conducted in the future by the Corporation, or by its affiliates or successors in interest.

            B. Any holder of voting shares of the Corporation described in subparagraph 4(A)(1) or a Permitted Transferee of such holder described in subparagraph 4(A)(4), may become a party to this Agreement by: (1) transferring to the Voting Trustee voting shares of the Corporation held by such shareholder and delivering to the Depository as agent of the Voting Trustee the Certificates for such shares, duly endorsed in blank or accompanied by proper instruments of assignment and transfer thereof in blank duly executed and in every case properly stamped for transfer, if so required by the Voting Trustee, and their accepting in respect thereof a certificate or certificates issued under this Agreement representing Units of beneficial interest in this Voting Trust ("Units") equal to the number of such shares deposited by the shareholder; and (2) executing a counterpart of this Agreement. All such shares of the corporation so transferred to the Voting Trustee shall be from time to time registered in
   the name of such Voting Trustee or Voting Trustees.   Any shareholder
   described in subparagraph 4(A)(1), or a Permitted Transferee of such holder described in subparagraph 4(A)(4), may at any time deposit additional certificates representing shares of voting stock of the

   Corporation with the Voting Trustee, but no shareholder shall be required to deposit certificates for any or all of his or her stock unless otherwise herein provided.

       2.   VOTING TRUST CERTIFICATES OF BENEFICIAL INTEREST

            The Voting Trustee agrees with the Shareholders and with each and every holder of Certificates representing Units issued hereunder as hereinafter provided that from time to time upon request he will cause to be issued to the Shareholders or upon their order and in respect of all shares so transferred to the Voting Trustee Certificates in substantially the form set forth in Exhibit A hereto, hereinafter called the "Voting Trust Certificates."

       3.   AGREEMENT

            Copies of this Agreement, including the names and addresses of all owners of Units hereunder and the number and class of shares transferred by each to the Voting Trust, and of every agreement supplemental hereto or amendatory hereof, shall be filed in the principal office of the Corporation in Racine, Wisconsin, and with the office of record of the Depository in Racine, Wisconsin, and shall be open to the inspection of any Shareholder of the Corporation daily during business hours to the extent and in the same manner the shareholder list of the corporation is open to inspection. All Voting Trust Certificates shall be issued, received and held subject to all the terms of this Agreement. Every person, trust, firm or corporation entitled to receive Voting Trust Certificates representing Units, and their transferees and assignees, upon executing a counterpart of this Agreement and accepting the Voting Trust Certificates issued hereunder, shall be bound by the provisions of this Agreement.

       4.   DEFINITIONS, TRANSFERS AND RECORD OWNERSHIP

            A. The terms used in this Agreement shall have the following meaning, unless the context in which they are used clearly indicates otherwise:

            (1) "Johnson Family" means (a) Samuel C. Johnson and his lawful lineal descendants; (b) any trust created for the primary benefit of Samuel C. Johnson or any one or more of such descendants or for a spouse of Samuel C. Johnson or of such a descendant where such spouse has only a lifetime interest and no power to dispose of the remainder of the trust other than to or for one or more lawful lineal descendants of Samuel C. Johnson; or
       (c) any corporation or partnership, at least a majority of the voting power and a majority of the value of the equity ownership of which is held by or for the benefit of Samuel C. Johnson or one or more of his lawful lineal descendants.

            (2) "Voting Trust Unit Holder" means any initial party to this Agreement, or any party who subsequently becomes a party to this Agreement including a Permitted Transferee, defined below, by depositing shares of voting stock of the Corporation with the Depository; executing a counterpart of this Agreement; and receiving Voting Trust Units in exchange for such voting stock.

            (3) "Bona Fide Offer to Purchase" means a written offer received by a Voting Trust Unit Holder to purchase at an arm's length price one or more Units owned by or registered in the name of the Voting Trust Unit Holder.

            (4) "Permitted Transferee" shall mean the following, provided in each instance that such transferee, other than the Corporation or its wholly owned subsidiary agrees to become a Voting Trust Unit Holder bound by the provisions of this Agreement by executing a counterpart of it or, if already a Voting Trust Unit Holder, agrees in writing that the Units to be transferred shall continue to be subject to all of the provisions of this
       Agreement:

                 (a) In the case of a Voting Trust Unit Holder who is a natural person holding record and beneficial ownership of the Voting Trust Units in question, "Permitted Transferee" means
            (A) the spouse of such Voting Trust Unit Holder, (B) a lineal descendant of a grand parent of such Voting Trust Unit Holder, (C) the trustee of a trust (including a voting trust) for the benefit of one or more of such Voting Trust Unit Holders, other lineal descendants of a grandparent of such Voting Trust Unit Holder, the spouse of such Voting Trust Unit Holder, and an organization, contributions to which are deductible for federal income, estate or gift tax purposes (hereinafter called a "Charitable Organization"), and for the benefit of no other person, provided that such trust may grant a general or special power of appointment to such spouse and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of such Voting Trust Unit Holder payable by reason of the death of such Voting Trust Unit Holder and provided that such trust must prohibit transfer of Voting Trust Units to persons other than Permitted Transferees as defined in subparagraph (g) below, (D) a Charitable Organization established by such Voting Trust Unit Holder, such Voting Trust Unit Holder's spouse or a lineal descendant of a grandparent of such Voting Trust Unit Holder, (E) a corporation if a majority of the shares of such corporation entitled to elect a majority of the directors of the corporation is owned by, or a partnership if a majority of the capital ownership of such partnership entitled to participate in the management of the partnership's affairs, is owned by one or more of such Voting Trust Unit Holder, other lineal descendants of a grandparent of such Voting Trust Unit Holder, the spouse of such Voting Trust Unit Holder, or by the trustee of one or more trusts of which any one or more of the foregoing are creators or beneficiaries, (F) the guardian of a disabled or adjudicated incompetent Voting Trust Unit Holder, or the Executor or Administrator of the estate of a deceased Voting Trust Unit Holder, and (G) any other Voting Trust Unit Holder, whether a natural person or otherwise.

                 (b) In the case of a Voting Trust Unit Holder holding Voting Trust Units in question as trustee pursuant to a trust other than a trust described in subparagraph (c) below, "Per-mitted Transferee" means (A) any person transferring Voting Trust Units to such trust, (B) a Permitted Transferee of such person determined pursuant to subparagraph (a) above, and
            (C) any Successor Trustee or Trustees of such trust.

                 (c) In the case of a Voting Trust Unit Holder holding Voting Trust Units in question as trustee pursuant to a trust which was irrevocable on November 17, 1986 (the "Effective Date"), "Permitted Transferee" means (A) any person to whom or for whose benefit income, accumulated income, or principal may be distributed either during or at the end of the term of such trust whether by power of appointment or otherwise,
            (B) any Permitted Transferee of any such person determined pursuant to subparagraphs (a), (b), (d), (e), (f) or (g), as the case may be, (C) any successor trustee or trustees, or
            (D) the trustee or trustees of any trust which becomes irrevocable on or after the Effective Date and was created for the benefit of a lineal descendant of a grandparent of a Voting Trust Unit Holder, (E) the trustee or trustees of any trust which was irrevocable on the Effective Date and was created for the benefit of any one or more members of the class of permissible beneficiaries of the transferor trust, and (F) any other Voting Trust Unit Holder, whether a natural person or otherwise.

                 (d) In the case of a Voting Trust Unit Holder holding record (but not beneficial) ownership of the Voting Trust Units in question as nominee for the person who was the beneficial owner thereof on the Effective Date, "Permitted Transferee" means such beneficial owner and a Permitted

            Transferee of such beneficial owner determined pursuant to subparagraphs (a), (b), (c), (e), (f) or (g) hereof, as the case may be.

                 (e) In the case of a Voting Trust Unit Holder which is a partnership holding record and beneficial ownership of the Voting Trust Units in question, "Permitted Transferee" means
            (A) any general or limited partner of such partnership,
            (B) the Permitted Transferee of such Partner, as otherwise determined pursuant to subparagraphs (a), (b), (c), (d), (f) or (g) hereof, or (C) any other Voting Trust Unit Holder.

                 (f) In the case of a Voting Trust Unit Holder which is a corporation (other than a Charitable Organization described in subclause (D) of subparagraph (a) above) holding record and beneficial ownership of the Voting Trust Units in question, "Permitted Transferee" means (A) any shareholder of such corporation receiving Voting Trust Units through a dividend, sale, or through a distribution made upon liquidation of such corporation, and the survivor of a merger or consolidation of such corporation, (B) any Permitted Transferee of such shareholder, as otherwise defined in subparagraphs (a), (b), (c), (d), (e) or (g) hereof, or
            (C) any other Voting Trust Unit Holder.

                 (g) In the case of a Voting Trust Unit Holder which is the estate of a deceased, or guardian of a disabled or adjudicated incompetent Voting Trust Unit Holder, or which is the estate of a bankrupt or insolvent Voting Trust Unit Holder, and provided such deceased, disabled or adjudicated incompetent, bankrupt or insolvent Voting Trust Unit Holder, as the case may be, held record and beneficial ownership of the Voting Trust Units in question, "Permitted Transferee" means a Permitted Transferee of such deceased, disabled or adjudicated incompetent, bankrupt or insolvent Voting Trust Unit Holder as determined pursuant to subparagraphs (a), (b),
            (c), (d), (e) or (f) above, as the case may be.

            (5) "Book Value" shall mean the book value of the Corpo-ration calculated by the firm of accountants regularly employed to audit the books of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis as of the end of the most recent calendar quarter preceding the occurrence of an event requiring a calculation of book value.

            (6) "Transfer" shall mean, as to any Voting Trust Unit Holder any disposition of Units including, but not limited to any voluntary sale, exchange, gift, bequest, assignment, pledge, composition with creditors, filing of a voluntary petition in bankruptcy, or an assignment for the benefit of creditors. Transfer shall also include any involuntary transfer by reason of operation of law, application of marital or community property principles, judicial decree or order, execution upon a judgment, lien or security interest, attachment, or the filing of an involuntary petition in bankruptcy. The foregoing not-withstanding, the acquisition of an interest in Units by a spouse by virtue of the application of marital or community property principles shall not be deemed a transfer for purposes of this Agreement, but only so long as both (i) all such Units continue to be registered in the name of the Voting Trust Unit Holder and (ii) the Voting Trust Unit Holder maintains full management and control over all of such Units.

            B. The Voting Trust Unit Holders and their Permitted Transferees grant to Voting Trust Unit Holders who are members of the Johnson Family, and who are also described as Permitted Transferees under the Articles of Incorporation of the Corporation as from time to time in effect, an option to purchase Units at the time or times, in the manner and at the price hereinafter provided. No Voting Trust Unit Holder shall transfer any Units unless such Voting Trust Unit Holder or his or her legal representative shall give written notice at the time or times and in the manner hereafter provided, and the other Voting Trust Unit Holders who are members of the Johnson Family who are also described as Permitted Transferees under the Articles of Incorporation of the Corporation have had the opportunity, other than in the case of a transfer to a Permitted Transferee, to exercise the options to purchase granted above, or have waived such options in writing. Subject to the specific provisions of paragraphs (C), (D) and (E), below, which set forth the circumstances under which these options arise and the manner in which they are to be exercised, the following expresses the general intention of the parties as to the overall purpose and operation of the option provisions. When an option to purchase does arise under this Agreement, it is the intention of the parties that each Voting Trust Unit Holder who is a member of the Johnson Family shall first have the opportunity to acquire, as a minimum, Units proposed to be transferred in proportion to such Voting Trust Unit Holder's Unit ownership within the group of Voting Trust Unit Holders of the Johnson Family wishing to acquire Units. If all of the Units proposed to be transferred are not acquired by the Johnson Family, then members of the Johnson Family shall have the opportunity to acquire the remaining Units proposed to be transferred in proportion to each Voting Trust Unit Holder's Unit ownership within the group of Voting Trust Unit Holders of the Johnson Family wishing to acquire Units. The options granted herein shall apply to Units now owned by or subsequently issued to Voting Trust Unit Holders, or acquired by them in any manner.

            C. In the event a Voting Trust Unit Holder proposes to make a transfer to a Permitted Transferee, notice of such a proposed transfer shall be given by the Voting Trust Unit Holder proposing to make a transfer to the other Voting Trust Unit Holders who are members of the Johnson Family, and to the Voting Trustee at least thirty (30) days prior to the date upon which the proposed transfer is to be made. Such notice shall include the name and address of the proposed transferee, the number of Units to be transferred, the consideration and terms involved, if any, and the exemption claimed under subparagraph 4(A)(4), above.

            (1) The Voting Trustee shall determine whether or not a proposed transfer is to a Permitted Transferee and may obtain such executed counterparts of this Agreement or such relevant documents or written undertakings as may be pertinent to such determination. In making such determination the Voting Trustee may rely upon such authority, precedent, opinion and advice as he or she deems necessary and appropriate under the circumstances. In addition, upon his or her reasonable request, the Voting Trustee shall be given access to such documents or other information he or she deems necessary and pertinent to his or her making a determination. The Voting Trustee shall give notice of his or her written determination to the Voting Trust Unit Holder proposing to make a transfer to a Permitted Transferee within the thirty (30) day period referred to above in this paragraph (C), or, if no notice of such written determination is given within such thirty
       (30) day period the Voting Trustee shall be deemed to have deter-mined that the proposed transfer is to a Permitted Transferee.
       The determination of the Voting Trustee shall be conclusive upon all parties hereto.

            (2) If the proposed transfer is determined not to be to a Permitted Transferee, the transferor may, within five (5) days from the date of notice of such determination, withdraw the proposed transfer. If the proposed transfer is not withdrawn within such five (5) day period, the Voting Trustee shall give notice containing the information set forth in paragraph D below to the members of the Johnson Family, which shall commence the initial thirty (30) day period in which to exercise options to purchase in the manner and sequence provided in paragraph (D) below.

            (3) All extraordinary expense incurred by the Voting Trustee under this paragraph shall be the responsibility of the Voting Trust Unit Holder proposing to make a transfer.

            (4) The parties agree to indemnify the Voting Trustee and hold him or her harmless of and from any liability for actions taken and determinations made under this Agreement in good faith.

            D. Upon any other proposed transfer of Units, including a proposed transfer pursuant to a bona fide offer to purchase, a Voting Trust Unit Holder shall give written notice to the other Voting Trust Unit Holders who are members of the Johnson Family, and to the Voting Trustee. Such notice shall include the name and address of the proposed transferee, if any, otherwise the reason for proposing to dispose of the Units, the number of Units to be transferred, and the consideration and terms requested, if any.

            (1) Voting Trust Unit Holders who are members of the same Johnson Family as the Voting Trust Unit Holder proposing to make a transfer shall have thirty (30) days from the giving of such notice to indicate in writing delivered to the Voting Trustee the number of Units proposed to be transferred which each such Voting Trust Unit Holder intends to purchase, if any. If Voting Trust Unit Holders indicate an intention to purchase, in the aggregate, more Units than the number of Units proposed to be transferred, then the Voting Trustee, prior to the expiration of such thirty
       (30) day period, shall allot to each Voting Trust Unit Holder who has indicated an intention to purchase more Units than his or her proportionate share (computed by applying to the number of Units proposed to be transferred a fraction, the numerator of which is the total number of Units then held by such Voting Trust Unit Holder and the denominator of which is the total number of Units held by all members of the Johnson Family who (i) are Voting Trust Unit Holders and (ii) have delivered to the Voting Trustee the written intention to purchase referred to above) a portion of the remaining Units proposed to be transferred (those Units remaining after subtracting the Units represented in intentions to purchase of Voting Trust Unit Holders intending to acquire all or less than all of their proportionate number of Units) calculated by applying to such remaining number of Units a fraction, the numerator of which is the total number of Units then held by an acquiring Voting Trust Unit Holder who has indicated an intention to purchase more than his or her proportionate share as computed above, and the denominator of which is the total number of Units held by all members of the Johnson Family who (i) are Voting Trust Unit Holders; (ii) have delivered to the Voting Trustee the written intention to purchase referred to above, and (iii) have indicated in such written intention a desire to purchase more than his or her proportionate share as computed above. Fractions shall be rounded upward or downward in the discretion of the Voting Trustee. The purchase price shall be the fair market value of the Units, determined as set forth in paragraph F, below.

            (2) Any Units not purchased pursuant to the provisions of subparagraph D(1) above may be transferred pursuant to the terms set forth in the written notice, referred to above, or, upon the written request of the Voting Trust Unit Holder proposing to make a transfer, be exchanged for Class B common shares of the Corporation, which Class B common shares may be withdrawn from this Voting Trust and the provisions of this Agreement, free of the options granted above, and may be sold or transferred in the same manner and upon the same terms and conditions contained in the notice given under this paragraph; subject, however, to the restrictions pertaining to the transfer of Class B common shares in the Corporation's Articles of Incorporation.

            E.(1)     Upon any purported involuntary transfer by a Voting
       Trust Unit Holder of the Units, notice shall be given as provided in paragraph (D) and options to purchase shall arise in the manner and sequence set forth therein. Should the initial notice to the family of the transferring Voting Trust Unit Holder for any reason not be given by the transferring Voting Trust Unit Holder, the Voting Trustee, upon receipt of Units held by a Voting Trust Unit Holder for transfer, shall give notice to the Voting Trust Unit Holders as provided in paragraph (D) above and options to purchase shall arise pursuant to the procedure set forth in paragraph (D) above, with notice in each instance given by the Voting Trustee rather than the transferring Voting Trust Unit Holder. For purposes of implementing this paragraph E, each Voting Trust Unit

       Holder designates the Voting Trustee its agent and authorizes the Voting Trustee to give such notices, effect such transfers and remit such proceeds as may be necessary to effect the provisions of this paragraph.

            (2) If, under any bankruptcy, debtor relief or similar law, any option to purchase Units afforded a member of the Johnson Family under this agreement is voided or declared unenforceable by any court of competent jurisdiction, options to purchase shall arise pursuant to the procedure set forth in paragraph D, above, upon any purported or proposed transfer of Units issued hereunder by any trustee, receiver, conservator, liquidator, guardian or other transferee of the Voting Trust Unit Holder. Units shall be purchased in the exercise of such options at the same price and upon such terms as the Units proposed to be sold by such trustee, receiver, conservator, liquidator, guardian or other transferee.

            F. For purposes of this Agreement, fair market value shall be the price specified in a bona fide offer to purchase, if any, otherwise the most recently quoted price of a share of Class A common stock of the Corporation on a recognized securities exchange or through NASDAQ, otherwise the book value. The foregoing notwithstanding, if a Voting Trust Unit Holder proposing to make a transfer determines that the book value value determined as provided above is less than fair market value, or if a Voting Trust Unit Holder exercising an option to purchase concludes that the book value value is greater than fair market value, then any such party or parties can demand an appraisal of the Units proposed to be transferred at the book value, pursuant to the procedure set forth below. Notice of request for an appraisal shall be in writing delivered prior to the closing (defined below) to all other parties to the proposed transaction and to the Voting Trustee.

            (1) The selling Voting Trust Unit Holder or Voting Trust Unit Holders and the purchasing Voting Trust Unit Holder or Voting Trust Unit Holders shall first attempt to agree upon an appraiser of the Units. If they cannot agree unanimously within five (5) days from the date the notice referred to in paragraph (E) above is given, the Voting Trustee shall select an appraiser after consultation with the chief financial officer of the Corporation.

                 (a) The appraiser thus selected shall, upon his request, be provided by the Corporation, or by the Voting Trust Unit Holders requesting the appraisal, with information reasonably needed to make a complete and informed appraisal. The appraiser shall keep all such information in strict confidence, and shall submit his or her appraisal within twenty (20) days from the date of his selection.

                 (b) The appraisal shall be in writing and shall state a fair market value for the Units which are the subject of the appraisal. The fair market value thus determined shall be binding upon the party or parties requesting an appraisal, and upon the party or parties purchasing from or selling Units to such party or parties.

            (2) If the fair market value determined by the appraisal differs from fair market value determined under subparagraph (F) above, then the parties purchasing or selling to whom the appraisal pertains shall make an appropriate adjustment in the purchase price. If the appraisal price is greater than the fair market value, those Voting Trust Unit Holders purchasing Units shall pay to that or those Voting Trust Unit Holders selling Units their proportionate share or shares of such difference. If the appraisal price is less than fair market value, those Voting Trust Unit Holders selling Units shall return such difference proportionately to those Voting Trust Unit Holders purchasing such Units. In either event, all amounts transferred as an adjustment hereunder shall bear interest calculated at the federal short term rate published by the Department of the Treasury (or any successor rate published by the Department of the Treasury used to determine the income and gift tax consequences arising from certain low-interest and interest free loans) for the month in which a closing takes place, compounded semi-annually, calculated from the closing date (defined below) to the date such adjustment is made.

            (3) The cost of an appraisal pursuant to the terms and provisions of this paragraph F shall be borne as follows:

                 (a) If both a selling and purchasing party or parties request an appraisal, its cost shall be borne one half by the seller and one half by the purchaser, then proportionately among multiple sellers and purchasers.

                 (b) If a selling or purchasing party requests an appraisal but the other does not and the appraisal requires an adjustment in favor of the party requesting it, the cost shall be borne one half by all selling Voting Trust Unit Holders and one half by all purchasing Voting Trust Unit Holders, then proportionately among multiple sellers and purchasers.

                 (c) If a selling or purchasing party requests an appraisal but the other does not and the appraisal does not require an adjustment in favor of the party requesting it, then the entire cost of the appraisal will be borne by the party requesting it, or proportionately among multiple parties requesting it.

            G. Subject to any adjustment pursuant to the provisions of paragraph F, above, consideration payable or deliverable upon a purchase of Units under this Agreement shall be paid or delivered at the closing. The closing shall be on a date (the "closing date") fixed by the Voting Trustee, and shall be not less than five (5) days nor more than thirty
   (30) days after expiration of the last period for delivery of a written intention to purchase under paragraphs (D) or (E) above. The closing shall be at the office of the Voting Trustee or at such other location as he or she may designate. Consideration payable upon the exercise of an option resulting from a bona fide offer to purchase hereunder shall be at the same price and upon the same terms and conditions contained in the bona fide offer to purchase. Consideration payable upon any other purchase under this Agreement shall be in cash, cashier's check or immediately available funds at the closing. The foregoing notwithstanding, if the appraisal procedure provided in subparagraph F, above, has not been completed, then the Voting Trustee may defer the closing, other than in the case of a bona fide offer to purchase, for not more than ninety (90) days from the closing date initially established by the Voting Trustee. Interest shall be paid by a purchaser to the seller for the period of the deferred closing at the rate established in subparagraph F(2), above.

            H. Upon the death of a Voting Trust Unit Holder, voting shares of the Corporation may be withdrawn from the Voting Trust and the provisions of this Agreement, but only as provided below.

            (1) Upon the written request of the duly authorized repre-sentative of the estate of a deceased Voting Trust Unit Holder, the Voting Trustee shall cause the release from this Voting Trust Agreement of shares of stock of the Corporation which have an aggregate fair market value not in excess of the sum of the amounts described in Section 303(a)(1) and (2) of the Internal Revenue Code of 1986 as in effect on the date of this Agreement (the "Section 303 amount"). For this purpose, the fair market value of the stock of the Corporation shall be its fair market value on the date such shares are released, determined under paragraph F, above.

            (2) Such written request must be accompanied by (a) a duly endorsed Voting Trust Certificate or Certificates representing a number of Units at least equal to the number of shares of stock of the Corporation requested to be released, (b) a calculation, together with supporting documentation satisfactory to the Voting Trustee, of the Section 303 amount, and (c) documentation satisfactory to the Voting Trustee that the person submitting such request is the duly authorized representative of the estate of such deceased Voting Trust Unit Holder. This request shall be made within the time permitted by law to assess a federal estate tax against the deceased Voting Trust Unit Holder's estate.

            (3) Upon receipt of the written request referred to in sub-paragraph (1) and the materials referred to in subparagraph (2), the Voting Trustee shall (a) cancel the Voting Trust Certificate or Certificates delivered to him; (b) instruct the Corporation to issue to the estate of the deceased Voting Trust Unit Holder a certificate representing the number of shares of its voting stock required to be released under this paragraph H; and, (c) issue to the estate a new Voting Trust Certificate in a number of Units representing any shares of stock of the Corporation that were not so released.

            I. The Voting Trust Certificates shall be transferable at the office or agency of the Depository by the registered Holder thereof either in person or by attorney duly authorized, and upon surrender thereof, according to such rules as the Voting Trustee may from time to time establish, and until so transferred the Voting Trustee and the Depository may treat the registered Holder as owner thereof for all purposes whatsoever. New Voting Trust Certificates shall not be deliverable here-under without the surrender of Voting Trust Certificates representing an equivalent number of Units. The transfer books of the Voting Trustee may, in his discretion, be closed and transfers of Voting Trust Certificates thereon may be suspended from time to time for such reasonable periods as the Voting Trustee may determine. The Voting Trustee may, at any time, appoint a registrar for the Voting Trust Certificates, and may provide that Voting Trust Certificates shall not be valid unless registered with and countersigned by such registrar.

            J. If a Voting Trust Certificate is lost, stolen, mutilated or destroyed, the Depository, in its discretion, may issue a duplicate of such certificate upon receipt of:

            (1)  Evidence of such facts satisfactory to it;

            (2)  Indemnity satisfactory to it;

            (3)  The existing certificate, if mutilated; and

            (4) Its reasonable fees and expenses in connection with the issuance of the new Voting Trust Certificates.

            The Depository shall not be required to recognize any transfer of a Voting Trust Certificate not made in accordance with the provisions hereof, unless the person claiming such ownership shall have produced indicia of title satisfactory to the Voting Trustee and shall, in addition, deposit with the Depository indemnities satisfactory to it.

       5.   TERMINATION PROCEDURE

            A. Upon termination of this Agreement at any time, as hereinafter provided, the Voting Trustee, at such time as it may choose during the period commencing twenty (20) days before and ending twenty
   (20) days after such termination, shall mail written notice of such termination to the registered owners of the voting trust certificates at the addresses appearing on the transfer books of the Depository. After the date specified in any such notice, (which date shall be fixed by the Voting Trustee), the Voting Trust Certificates shall cease to have any effect, and such Voting Trust Unit Holders shall have no further rights under this Agreement other than to receive Class B common stock of the Corporation or other property distributable under the terms hereof upon surrender of such Voting Trust Certificates.

            B. At any time subsequent to thirty (30) days after the termination of this Agreement, but not later than sixty (60) days after such termination, the Voting Trustee may deposit with the Depository stock certificates representing the number of shares of Class B common stock represented by the Voting Trust Certificates then outstanding, with authority in writing to the Depository to deliver such stock certificates in exchange for Voting Trust Certificates representing a like number of shares of the Class B common stock of the Corporation; and upon such deposit all further liability of the Voting Trustee for delivery of such stock certificates and the delivery or payment of dividends due upon surrender of the Voting Trust Certificates shall cease, and the Voting Trustee shall not be required to take any further action hereunder.

       6.   DIVIDENDS ON SHARES

            A. From time to time, as they are received by the Voting Trustee, and in any event within ten (10) days of such receipt by the Voting Trustee, each Voting Trust Unit Holder shall be entitled to receive payments equal to the cash dividends, if any, received by the Voting Trustee upon a like number of shares of stock of the Corporation as is called for by each such Voting Trust Certificate. If any dividend in respect to the stock deposited with the Voting Trustee is paid, in whole or in part, in shares of Class B common stock of the Corporation, the Voting Trustee shall likewise hold, subject to the terms of this Agreement, the certificates for stock which were received by him upon such Class B common stock and the Holder of Voting Trust Units representing Class B common stock upon which such stock dividend has been paid shall be entitled to receive a Voting Trust Certificate issued under this Agreement for a number of Units equivalent to the number of shares of Class B common stock received as such dividend with respect to the Units represented by such Voting Trust Certificate. Holders entitled to receive the dividends described above shall be those registered as such on the transfer books of the Voting Trustee at the close of business on the day fixed by the Corporation for the fixing of record to determine those holders of its stock entitled to receive such dividends, or if the Voting Trustee has fixed the date, as hereinafter in this paragraph provided, for the purpose of determining the Voting Trust Unit Holders entitled to receive such payment or distribution, then those registered as such at the close of business on the date so fixed by the Voting Trustee.

            B. If any dividend or other distribution in respect to the stock held by the Voting Trustee is paid other than in cash or in shares of Class B common stock, then the trustee shall distribute the same among the Voting Trust Unit Holders registered as such at the close of business on the date fixed by the Voting Trustee for taking a record to determine the Voting Trust Unit Holders entitled to receive such distribution. Such distribution shall be made to such Voting Trust Unit Holders pro-portionately in accordance with the number of Units represented by the respective Voting Trust Certificates.

            C. The transfer books of the Voting Trustee may be closed temporarily by the Voting Trustee for a period not exceeding twenty (20) days preceding the date fixed for the payment or distribution of dividends or the distribution of assets or rights, or at any other time in the absolute discretion of the Voting Trustee. In lieu of providing for the closing of the books against the transfer of Voting Trust Certificates, the Voting Trustee may fix a date not exceeding twenty (20) days preceding any date fixed by the Corporation for the payment or distribution of dividends, or for the distribution of assets or rights, as a record date for the determination of the Voting Trust Unit Holders entitled to receive such payment or distribution, and the Voting Trust Unit Holders of record at the close of business on such date shall exclusively be entitled to participate in such payment or distribution.

            D. In lieu of receiving cash dividends upon the Class B common stock of the Corporation and paying the same to the Voting Trust Unit Holders pursuant to the provisions of this Agreement, the Voting Trustee may instruct the Corporation in writing to pay such dividends to the Voting Trust Unit Holders directly. Upon receipt of such written instructions, the Corporation shall pay such dividends directly to the Holders of the Voting Trust Certificates. Upon such instructions being given by the Voting Trustee to the Corporation, and until revoked by the Voting Trustee, all liability of the Voting trustee with respect to such dividends shall cease. The Voting Trustee may at any time revoke such instructions and by written notice to the Corporation direct it to make dividend payments to the Voting Trustee.

       7.   SUBSCRIPTIONS TO NEW SHARES OR SECURITIES

            In case the Corporation shall offer any of its shares or other securities to its shareholders for subscription, then in such case upon receiving from a Voting Trust Unit Holder, prior to the time limited by the Corporation for subscription of payment, a request to subscribe in his or her behalf, and the money required to pay for a stated amount of such shares or other securities (not in excess of the ratable amount subscribable in respect of the Units represented by such Voting Trust Certificate), the Voting Trustee will make such subscription and payment, and, upon receiving from the Corporation the share certificates or other securities so subscribed for, will, if a share of Class B common stock of the corporation held hereunder, issue one or more Voting Trust Certificates in respect thereof to the Voting Trust Unit Holder who shall have made such request and payment, and if other shares and securities will deliver such other Units or securities to the Voting Trust Unit Holders who shall have made such request and payment. The Voting Trustee shall not, in any event, in respect of any dividend in shares or shares subscribed for, be required to deliver certificates representing fractional parts of the share, but may in lieu thereof, deliver in respect of such fractional interest fractional scrip certificates in such form and upon such terms and conditions as the Voting Trustee may determine in its sole discretion.

       8. REDEMPTION OR PURCHASE OF ITS OWN SHARES BY CORPORATION; DISSOLUTION OF CORPORATION

            A. If, from time to time, the Corporation shall redeem, purchase or offer to purchase, or if a Voting Trust Unit Holder should direct the Voting Trustee to offer to sell to the Corporation voting shares represented by Units issued hereunder subject to the provisions of this Voting Trust Agreement, the procedure hereinafter set forth shall be followed.

            (1) In the event a Voting Trust Unit Holder or his legal representative so requests, the Voting Trustee shall offer to sell some or all of the voting shares of the corporation represented by the Voting Trust Units of the Holder, in such amounts, at such price and upon such other terms or conditions as the Voting Trust Unit Holder may specify in a writing delivered to the Voting Trustee at the address specified in paragraph 17, as from time to time in effect.

            (2) As to a redemption or offer to purchase by the Corpo-ration, written notice of such redemption or offer to purchase, containing, without limitation, a description of the Class B common stock subject to such redemption or offer to purchase, the price, terms and conditions, if any, of such redemption or offer to purchase, and the period of time for which the offer shall remain open shall be given by the Corporation to the Voting Trustee.

                 (a) Within five (5) business days of receipt by the Voting Trustee of the written notice referred to above, the Voting Trustee shall send, to the address and in the manner provided in paragraph 17, to each Voting Trust Unit Holder representing Units to which the redemption or offer to purchase pertains, a true copy of such written notice.

                 (b) If the written notice involves an offer to purchase Units by the Corporation, the Voting Trust Unit Holder or Holders to whom such notice has been sent shall have fifteen
            (15) business days from the date such notice is deemed given (unless a shorter period is specified in such notice) to direct the Voting Trustee to tender Units for purchase, and the Voting Trustee shall be bound by the decision of the Voting Trust Unit Holder as to whether such Units shall be sold, redeemed, or tendered for purchase.

            (3) (a) In the case of acceptance of the Corporation's offer to purchase by a Voting Trust Unit Holder, redemption by the Corporation, or of acceptance by the Corporation of an offer to sell from a Voting Trust Unit Holder, each Voting Trust Unit Holder to which such redemption or acceptance applies shall deliver to the Voting Trustee the Voting Trust Certificate or Certificates representing Units to be redeemed or purchased, duly endorsed together with payment of any applicable transfer taxes.

                 (b) The Voting Trustee shall receive such Voting Trust Certificate or Certificates and shall hold it or them in escrow. Concurrently:

                      (i)  The Voting Trustee shall tender to the
                 Corporation the Class B common stock to be redeemed or purchased, and shall receive from the Corporation the consideration in the amount and form, and subject to any conditions specified in the notice to redeem or purchase. The consideration shall be held in escrow by the Voting Trustee.

                      (ii) The Voting Trustee shall transfer and deliver
                 to each Voting Trust Unit Holder whose Units are being redeemed or purchased the amount of consideration received for and on account of voting shares represented by such Units, and shall cancel each respective Voting Trust Certificate as to which such distribution has been made.

                 (c) Each Voting Trust Certificate as to which shares of Class B common stock are acquired by the Corporation shall be canceled, the Units it represents shall be deemed withdrawn from and no longer subject to this Agreement and the former Voting Trust Unit Holders shall have no further rights with regard to such retired Voting Trust Certificates under this Agreement. No such Voting Trust Certificates thus canceled shall be reissued during the term of this Agreement.

            B. In the event of the dissolution or partial liquidation of the Corporation, whether voluntary or involuntary, or upon the sale of the shares of Class B common stock held in this Voting Trust, the Voting Trustee shall receive the monies, securities, rights, or property, to which the holders of the Class B common stock of the Corporation deposited hereunder are entitled, and shall distribute the same among the registered Voting Trust Unit Holders in proportion to their interests as shown by the books of the Voting Trustee, or the Voting Trustee may, in its discretion, deposit such monies, securities, rights, or property with the Depository with authority and instructions to distribute the same as above provided and upon such deposit all further obligations or liabilities of the Voting Trustee in respect of such monies, securities, rights, or property so deposited shall cease.

       9.   REORGANIZATION OF CORPORATION

            In the event the Corporation is merged into or consolidated with another corporation, or all or substantially all of the assets of the Corporation are transferred to another corporation in exchange for stock, then in connection with such transfer the term "corporation" for all purposes of this Agreement shall be taken to include any such successor or resulting corporation, and the Voting Trustee shall receive and hold under this Agreement any stock of such successor corporation received on account of his ownership, as Voting Trustee hereunder, of the stock held hereunder prior to such merger, consolidation, or transfer. Voting Trust Certificates issued and outstanding under this Agreement at the time of such merger, consolidation, or transfer may remain outstanding, or the Voting Trustee may, in its discretion, substitute for such Voting Trust Certificates new voting trust certificates in appropriate form, and the terms "stock" and "voting stock" as used herein shall be taken to include any stock which may be received by the Voting Trustee in lieu of all or any part of the Class B common stock of the Corporation.

       10.  RIGHTS AND POWERS OF VOTING TRUSTEE

            A. (1) The Voting Trustee shall possess and be entitled, subject to the provisions hereof, in its discretion, to exercise all the rights and powers of an absolute owner of all Class B common shares deposited, including the right to receive dividends, payments upon redemption or repurchase, or other corporate distributions upon such Class B common shares and the right to vote, consent in writing, or otherwise act with respect to any shareholder action with regard to the Class B common shares.

                 (2) The foregoing notwithstanding, without prior direction of the Voting Trust Unit Holders given at a meeting called and held in accordance with Paragraph 14 of this Agreement, the Voting Trustee shall not have any power or right under this Voting Trust Agreement to vote, consent in writing or otherwise act with respect to: any sale, exchange, hypothecation, conversion to Class A common stock of the Corporation or other disposition of any of the voting shares of the Corporation held hereunder; any proposed merger or consolidation of the Corporation with any other person or entity or any acquisition of all or substantially all of the assets of any other person or entity; any sale, lease or exchange of all or substantially all of the assets of the Corporation; or the dissolution or liquidation of the Corporation.

            B. The stock held by the Voting Trustee hereunder shall be voted, or proxies appointed as determined by the Voting Trustee or by a majority of Voting Trustees if more than one is acting hereunder. In the event more than one Voting Trustee is acting at any time and a majority cannot agree on the voting of such stock, the Voting Trustee shall vote the stock in the manner provided under the laws of the State of Wisconsin then in effect. In voting the stock held by it hereunder, either in person or by its nominees or proxies, the Voting Trustee shall exercise his or her best judgment to select suitable directors of the Corporation, and shall otherwise, insofar as one may, as a shareholder of the Corporation, take such part in or action in respect to the management of its affairs as he may deem necessary to the end that the Voting Trustee may be advised on the affairs of the Corporation and the management thereof; and in voting upon any matters that may come before him or her at any shareholders meeting and as to which he or she is entitled to vote, the Voting Trustee shall exercise like judgment but he or she shall not be personally responsible with respect to any action taken pursuant to his or her vote so cast in any matter, or committed or omitted to be done under this Agreement, provided that such commission or omission does not amount to willful neglect or misconduct on his or her part, and provided also that the Voting Trustee at all times exercises good faith in such matters.

            C. The Voting Trustee is also authorized to become a party to or to prosecute, defend or intervene in any suits or legal proceedings, and the shareholders who are a party hereto, and Voting Trust Unit Holders agree to hold the Voting Trustee harmless from any action or omission by him or her in the premises. No Voting Trustee shall be required to give any bond or other security for the discharge of his or her duties in any jurisdiction. Nothing herein shall operate to prevent or disqualify any party hereto from prosecuting, defending or intervening in suits or legal proceedings in his or her capacity as a shareholder of the Corporation, notwithstanding the fact that legal ownership of such stock resides in the Voting Trustee. To this end, upon the written request of a Voting Trust Unit Holder, the Voting Trustee will take those actions necessary to accomplish the purpose of the foregoing sentence, including, but not limited to, initiating or defending such proceedings on behalf of the Voting Trust Unit Holder or, granting such proxies or powers of attorney as may be reasonably requested by such Holder. Expenses incurred in implementing those provisions shall be borne by that or those affected Voting Trust Unit Holders.

       11.  VOTING TRUSTEE

            A. The initial Voting Trustee shall be Imogene P. Johnson. Imogene Johnson shall serve as Voting Trustee until the earlier of her death, disability, resignation, or until December 31, 1999. Each subsequent voting trustee shall be one or more individuals and shall serve until the earlier of his or her death, disability (defined below), resignation as Voting Trustee, termination of the Voting Trust, or as otherwise provided in paragraph C, below.

            B. The initial Voting Trustee shall have the power, in a writing filed with the trust records or by will admitted to probate, to designate one or more persons to succeed him or her as Voting Trustee.
   The last designation so filed by an acting Voting Trustee shall revoke all prior designations filed by that person. If made during the lifetime of the Voting Trustee executing such a designation, such designation shall be delivered to the successor named, and a copy delivered to each registered Voting Trust Unit Holder and to the Depository.

            C. Appointment of further successor voting trustees and removal of a successor voting trustee, however selected or appointed, shall be undertaken by a committee to be called the Voting Trustee Appointment and Remover Committee (the "Committee"), formed as provided below:

            (1) The Committee may be formed by the then acting successor voting trustee, or upon written notice, specifying the purpose for which the Committee is to be formed, delivered to the then acting successor voting trustee, by any of:

                 (a) legally competent descendants of Samuel C. Johnson from two or more Family Groups, defined in subparagraph 2(a), below, or from one Family Group if there are then two or fewer Family Groups; or

                 (b) Any legally competent descendant of Samuel C. Johnson, solely for the purpose of selecting a successor voting trustee when a vacancy exists which has not otherwise been filled.

       Should the acting successor voting trustee refuse or fail to convene the Committee within fifteen (15) days after delivery of the written notice referred to above, then the Committee may be convened by any party who signed the original written notice, or if the Committee is to be formed only to select a successor voting trustee, by any legally competent descendant of Samuel C. Johnson. The Committee is to be convened as soon as possible, but not later than thirty (30) days after delivery of the written notice referred to above in this subparagraph (1).

            (2) The Committee shall consist of Imogene P. Johnson, if she is legally competent and willing to act, and one representative from each Family Group (defined below). If Imogene
       P. Johnson does not act, her place on the Committee shall be taken by an individual selected in the manner provided in subparagraph 2(d), below.

                 (a) A Family Group shall be created and named for each of the children of Samuel C. Johnson, S. Curtis Johnson, Helen Johnson-Leipold, H. Fisk Johnson, and Winifred J. Marquart. The members of each Family Group shall consist of the child of Samuel C. Johnson for whom the Family Group is named and his or her respective direct lineal descendants.

                 (b) Each Family Group shall select one legally com-petent member of such Family Group to represent the Family Group on the Committee. The selection of a Family Group's representative shall be by majority vote of the legally competent members of the Family Group, or if no such vote can be or is taken, the eldest member of such group willing and legally competent to act shall represent the Family Group on the Committee.

                 (c) During any period in which there is no legally competent member of a Family Group able to act, then such Family Group shall have no representative.

                 (d) If Imogene P. Johnson is unable or unwilling to act as a member of the Committee, she may, if living and legally competent, designate in writing an individual to serve in her place as a member of the Committee. Otherwise, her place on the Committee shall be filled by an individual selected by a majority of the representatives on the Committee of the Family Groups. Such individual, other than Imogene P. Johnson, however designated or selected, shall be called the "non-Family Group member".

                 (e) If Imogene P. Johnson is not a member of the Com-mittee, the non-Family Group member selected to serve on the Committee in accordance with subparagraph (d), above, shall be a person of good judgment, experienced in business and related affairs, who is knowledgeable of the family of Samuel
            C. Johnson (the "Johnson Family") and of the goals and objectives of the Johnson Family. The non-Family Group member shall act as a facilitator of the activities of the Committee. It would be expected that if the representatives of the Family Groups are unable to agree upon a particular course of action, the views and counsel of such non-Family Group member would be given substantial weight by the Committee. Imogene P. Johnson, if acting as a member of the Committee, shall be a voting member of the Committee for all purposes. The non-Family Group member shall be a voting member of the Committee only as hereinafter provided.

            (3) Should the Committee be convened to consider the removal of an acting successor voting trustee, it shall function as provided below:

                 (a) The Committee may retain counsel or other experts it deems appropriate, and all such costs attributable to such retention shall be proper expenses of the Voting Trust.

                 (b) Each member of the Committee shall have one vote. The foregoing notwithstanding, for purposes of removing an acting successor voting trustee, the Family Group to which a successor voting trustee belongs, and the non-Family group member designated to serve on the Committee pursuant to the provisions of subparagraph (2)(d), above, shall not be eligible to vote. A vote of all acting Committee members eligible to vote for removal shall be required to remove an acting successor voting trustee. Upon the unanimous vote of removal, the term of a successor voting trustee shall terminate.

            (4) In the event of any vacancy in the office of successor voting trustee, the Committee formed in the manner provided in subparagraph (1) above, or if formed for purposes of removing an acting successor voting trustee, such Committee as then constituted, shall fill such vacancy.

                 (a) The appointment of a successor voting trustee by the Committee shall be by majority vote of Committee members.

                 (b) If no majority vote is attained, then Imogene P. Johnson if then a member of the Committee, otherwise the non-Family Group member of the Committee shall vote to break the deadlock, and the candidate for whom Imogene P. Johnson or such non-Family Group member's vote is cast shall be deemed to have received a majority of votes cast.

                 (c) The appointment of a successor voting trustee by the Committee shall become effective upon delivery of the written designation of a successor trustee and the written acceptance of such successor trustee, to each then living adult descendant of Samuel C. Johnson.

                 (d) No successor trustee appointed or acting pursuant to this instrument of designation shall be responsible for the acts of his or her predecessor, and each successor trustee shall be entitled to receive, within thirty (30) days of the effective date of his or her appointment, a written accounting of all actions of such predecessor as successor trustee.

            D. If a vacancy has not been otherwise filled within sixty (60) days from the date the vacancy occurs, a successor Voting Trustee shall be elected by a majority of Units then outstanding.

            E. The rights, powers and privileges of the initial Voting Trustee named hereunder shall extend to and be exercised by any successor voting trustee, with the same effect as if such successor or successors had originally been a party to this Agreement. The word "Trustee", as used in this Agreement, means the Voting Trustee or any successor Voting Trustee acting hereunder, and shall include both the singular and the plural number. The words "he", "him" and "his" as used in this Agreement in reference to the Voting Trustee shall mean "they", "them" and "their" respectively, when more than one Voting Trustee is acting hereunder, or "she", "her", or "hers", respectively, if the Voting Trustee is female. Whenever more than two voting trustees are acting hereunder, or when the Committee is acting or voting, decisions shall be made by a majority of the Voting Trustees or of the Committee then acting, unless otherwise herein provided.

            F. Any Voting Trustee shall cease to serve as Voting Trustee under this Agreement in the event of his or her disability. For purposes of this Agreement, disability shall be an inability to perform duties as Voting Trustee. A disability shall be deemed to have occurred as of the date that a Voting Trustee is certified to be incapable of handling his or her financial affairs by a physician who has attended the Voting Trustee within the past two (2) years.

            G. The Voting Trustee is not to receive any compensation for his or her services hereunder. The Voting Trustee may employ counsel and obtain such other assistance as may be necessary or convenient in the performance of his or her functions. The Voting Trustee shall be reimbursed and indemnified by the Voting Trust Unit Holders for and against any and all claims, expenses and liabilities incurred by him or her, or asserted against him or her, in connection with or growing out of this Agreement or the discharge of his or her duties hereunder, other than in connection with the gross negligence or wilful misconduct of the Voting Trustee. Any such claims, expenses or liabilities shall be charged to the Voting Trust Unit Holders pro rata, and may be deducted from the dividends or other distributions to them, or may be made a charge payable conditioned upon the delivery of voting shares in exchange for Voting Trust Certificates as provided herein and the Voting Trustee shall be entitled to a lien therefor upon the voting shares, funds or other property held in his or her possession.

            H. Under no circumstances shall the Voting Trustee have any power or authority to engage in any trade or business or in any other activity not specifically contemplated herein.

       12.  TERM

            A. This Agreement shall continue in effect for the maximum period of time permitted by the laws of the State of Wisconsin from time to time in effect, but shall terminate upon the happening of the earliest of any of the following events:

            (1) The execution and acknowledgement or authentication (as deeds for the conveyance of real estate are required to be acknowledged or authenticated under the laws of the State of Wisconsin then in effect) by the Voting Trustee hereunder of a Deed of Termination, duly filed in the office of the Corporation in Racine, Wisconsin, and with the Depository at its office of record, or;

            (2) The execution and acknowledgement or authentication (as deeds for the conveyance of real estate are required to be acknowledged or authenticated under the laws of the State of Wis-consin then in effect) of a Deed of Termination by the registered Holders of at least 50% of the Units represented by Voting Trust

       Certificates issued under this Agreement, duly filed in the principal office of the Corporation in Racine, Wisconsin, and with the office of the Depository at its office of record.

            (3) Sale of all of the shares of the Corporation held here-under.

            (4)  Dissolution of the Corporation.

       13.  SUCCESSOR DEPOSITORY

            The Depository may at any time resign its duties, trusts and powers hereunder by giving ten (10) days written notice thereof to the Voting Trustee, and the Depository may at any time be removed by a written instrument signed by the Voting Trustee and delivered to the Depository, to become effective ten (10) days after such delivery. In case of a vacancy in the position of Depository, the Voting Trustee then in office may designate as a successor some other firm (defined for this purpose to include a corporation, general partnership or limited partnership) maintaining one or more offices in the State of Wisconsin by an instrument in writing signed by him and delivered to such successor Depository, which successor shall thereupon have the same duties and responsibilities, and be entitled to all the rights, authorities, and powers hereby conferred on the above named Depository. The Depository so resigning or so removed shall thereupon promptly transfer and deliver to such successor the share certificates then held by it hereunder, together with all books and records relating thereto.

       14.  MEETINGS OF CERTIFICATE HOLDERS

            In the event that the Voting Trustee desires to ascertain the views of the Voting Trust Unit Holders of record with respect to any action or thing done or proposed to be done by him and as to which he has voting power, or if the Corporation so requests, or upon any other question or purpose provided by the provisions of this Voting Trust Agreement, the Voting Trustee shall for such purpose call a meeting of such Voting Trust Unit Holders to be held at the principal offices of the Corporation in the State of Wisconsin, or at such other place as the Voting Trustee may designate. Such call shall set forth the time, place, and purpose of the meeting and notice thereof shall be mailed at least ten
   (10) days before the date of such meeting to each Voting Trust Unit Holder of record outstanding hereunder, who may waive such notice in writing. At such meeting every Voting Trust Unit Holder of record hereunder shall have one (1) vote for each Unit represented by Voting Trust Certificates standing in his name, and may vote in person or by proxy. If, at any such meeting the Voting Trust Unit Holders of record representing seventy-five percent (75%) in amount of the Units then outstanding, voting separately and not by class, shall affirmatively concur in any expression or view, or otherwise with regard to any matter or thing mentioned in the call of such meeting, such expression may conclusively and for all purposes be deemed by the Voting Trustee to be that of all Voting Trust Unit Holders outstanding hereunder. Each and every Voting Trust Unit Holder of record outstanding hereunder agrees for himself, his successors, and assigns to accept and be bound by such determination of the Voting Trust Unit Holders representing seventy-five (75%) in amount of the Units issued and then outstanding under this Agreement. The results of such a meeting shall be advisory in nature unless otherwise specifically provided in this Agreement. No action of any such meeting shall alter or modify the express provisions of this Agreement, or in any way limit the powers and discretions of the Voting Trustee defined by this Agreement, unless such action is also in accordance with the provisions of paragraph 18 of this Agreement. In lieu of a meeting as provided above, Voting Trust Unit Holders may take any action otherwise permissible under this paragraph by unanimous written consent.

       15.  VOTING TRUSTEE AS SHAREHOLDER

            The Voting Trustee herein appointed, and his or her successors, may be parties to this Agreement as a shareholder and to the extent of the Units deposited by him or her, he or she shall be entitled in all respects to the same rights and benefits as other shareholders.

       16.  FUNCTION AND LIABILITY OF DEPOSITORY

            The Depository from time to time acting hereunder is hereby appointed the agent and depository of the Voting Trustee, to receive and hold as his or her custodian certificates for voting shares of the Corporation at any time delivered to the Voting Trustee hereunder, and to execute and issue Voting Trust Certificates in the name of the Voting Trustee, and to transfer the same, and to the effect the exchange of voting share certificates for Voting Trust Certificates as and when herein provided, and the Voting Trustee may appoint such Depository, with its consent, as his or her proxy or agent to perform any other of his or her functions hereunder. The Depository assumes no responsibility for the acts of the Voting Trustee. The Depository shall not be required to defend any suit, take any action, or incur any expense or liability hereunder unless requested in writing by the holders of a majority in amount of the Units issued and outstanding under this Agreement, or by the Voting Trustee, and is to be indemnified to its satisfaction. The Depository shall be fully protected in all cases in acting upon the written direction or with the written approval of the Voting Trustee, except as otherwise herein expressly provided, and shall in no case be liable for any act or omission except only for its own willful misconduct.

       17.  NOTICE

            A. Unless otherwise specifically provided in this Agreement, any notice to or communication with Voting Trust Unit Holders hereunder shall be deemed to be sufficiently given or made if enclosed in a postpaid envelope, first class mail, addressed to such Holders at their respective addresses appearing on the transfer books of the Voting Trustee, and deposited in any Post Office or Post Office Box. The addresses of the Voting Trust Unit Holders, as shown on the transfer books of the Voting Trustee, shall in all cases be deemed to be the addresses of Voting Trust Unit Holders for all purposes under this Agreement, without regard to what other or different addresses the Voting Trustee may have for any Voting Trust Unit Holder on any other books or records of the Voting Trustee. Every notice so given shall be effective, whether or not received, ten
   (10) days from the date it is deemed given and the date of mailing, as provided above, shall be the date such notice is deemed given for all purposes.

            B. Any notice to the Corporation hereunder shall be sufficient if enclosed in a postpaid envelope and sent by registered mail to the Corporation addressed as follows: Johnson Worldwide Associates, Inc., 222 Main Street, Racine, Wisconsin 53403, or to such other address as the Corporation may designate by notice given in writing to the Voting Trustee.

            C. Any notice to the Voting Trustee hereunder may be enclosed in a postpaid envelope and sent by registered mail to the Voting Trustee, addressed to it at such address as may from time to time be furnished in writing to the Corporation by the Voting Trustee, and if no such address has been so furnished by the Voting Trustee, then to the Voting Trustee in care of the Corporation.

            D. Any notice to the Depository hereunder may be enclosed in a postpaid envelope and sent by registered mail to the Depository, addressed to it at 4041 N. Main Street, Racine, Wisconsin 53402, or such other address as may from time to time be furnished by the Depository in writing to the Corporation and to the Voting Trustee, and if no such address has been so furnished by the Depository, then to the Depository in care of the Voting Trustee.

            E. All distributions of cash, securities, or other property hereunder by the Voting Trustee or by the Depository to the Voting Trust Unit Holders may be made, in the discretion of the Voting Trustee or Depository, by mail (regular or registered mail, as the Voting Trustee or Depository may deem advisable), in the same manner as hereinabove provided for the giving of notice to the Voting Trust Unit Holders.

       18.  AMENDMENT

            If at any time the Voting Trustee shall deem it advisable to amend this Agreement, or if a written proposed amendment is delivered to him or her by any Voting Trust Unit Holder hereunder, the voting Trustee shall submit such amendment to the Holders of the then outstanding Voting Trust Units for their approval, at a special meeting of such Holders which shall be called for that purpose. Notice of the time and place of such special meeting shall be given by the Voting Trustee at the time and in the manner provided in Paragraphs 14 and 17, and such notice shall contain a copy of the proposed amendment. If at such special meeting, or at any adjournment thereof, the proposed amendment shall be approved by the affirmative vote of the Voting Trust Unit Holders representing seventy-five percent (75%) of the Units then outstanding, a certificate to that effect, duly verified under oath by the chairman and secretary of such meeting, shall be made and filed in the office of the corporation in Racine, Wisconsin, and with the Depository at its office of record, and thereupon the proposed amendment of this Agreement so approved shall become a part of this Agreement as if originally incorporated herein.

       19.  BENEFIT

            This Agreement shall be binding upon the parties hereto and all certificate holders and their respective heirs, executors, administrators, successors and assigns.

       20.  GOVERNING LAW

            This Agreement shall be governed by the Laws of the State of Wisconsin and its provisions shall be construed in accordance with the laws of such State from time to time in effect.

       21.  EXECUTION

            This Agreement may be executed in several counterparts, each of which shall be an original, and such counterparts shall together constitute one and the same instrument. One of such counterparts shall be kept at the office of the Depository, and one at the office of the Secretary of the Corporation, each of which shall be available for inspection by any Voting Trust Certificate Holder.

            IN WITNESS WHEREOF, the shareholders have or shall, from time to time, become parties hereto by assigning and delivering their voting share certificates to the Voting Trustee as herein provided and by receiving Voting Trust Certificates issued hereunder; the Voting Trustee has hereunto set its hand and seal; and the Depository has caused this instrument to be signed.



   -------------------------------------
   Imogene P. Johnson
   Voting Trustee


   Johnson Worldwide Associates, Inc.



   By  _________________________________



   -------------------------------------
   Imogene P. Johnson                          78,200 shares


   -------------------------------------
   Raymond F. Farley

   -------------------------------------
   Helen P. Johnson-Leipold

   as successor trustees of the Samuel C. Johnson
   Family Trust dated December 23, 1986

   JWA Consolidated, Inc.



   By  _________________________________       685,536 shares


   _____________________________________       105,128 shares
   S. Curtis Johnson, as successor trustee
   of the H. F. Johnson Foundation Trust #1 f/b/o Samuel C. Johnson, et al, dated
   January 1, 1965



   _____________________________________       64,620 shares
   Samuel C. Johnson, as trustee of the
   H. F. Johnson Distributing Trust #1 f/b/o
   Samuel C. Johnson, et al, dated
   December 31, 1959



   _____________________________________       95,516 shares
   Samuel C. Johnson, as trustee of the
   Samuel C. Johnson 1988 Trust Number
   One dated September 14, 1988



   Johnson Bank (as successor by merger to the Johnson Trust Company, f/k/a/ Johnson Heritage Trust Company)



   By  _________________________________
       Depository